EXHIBIT 10.4

MEMORANDUM REGARDING EXERCISE OF OPTION TO EXTEND

THIS MEMORANDUM REGARDING EXERCISE OF OPTION TO EXTEND (this "Memorandum") is made and entered into as of September 28, 2005, by and between Ardenwood, LLC, a Delaware limited liability company, successor-in-interest to Scientific Technology, Incorporated, a California corporation ("Lessor"), and Scientific Technologies Incorporated, an Oregon corporation ("Lessee"), with reference to the following facts, understanding and intentions:

A.   Lessor and Lessee entered into that certain Standard Industrial/Commercial Single-Tenant Lease-Net, including a Lease Addendum (the "Lease Addendum"), dated February 21, 1995, as amended by that certain First Amendment to Lease dated as of March 31, 1995 (as amended, the "Lease"), pursuant to which Lessor leased to Lessee certain real property and all improvements thereon, commonly known as 6550 Dumbarton Circle, Fremont, California, as more particularly described in the Lease (the "Premises").

B.   Pursuant to Section 23 of the Lease Addendum, Lessee has two (2) options (the "Options") to extend the Term of the Lease each for an additional Term of five (5) years at a Base Rent equal to ninety-five percent (95%) of the then Fair Market Rent for the Premises.

C.   Lessee has exercised its first Option to extend the Term of the Lease.

D.   Lessor and Lessee now desire to memorialize the terms of the First Option Term (defined below) as more particularly described in this Memorandum.

NOW, THEREFORE, this Memorandum confirms the following:

Exercise of First Option. Lessee has exercised its first Option.

Extended Term. By Lessee's exercise of the first Option, the Term of the Lease has been extended from November 30, 2005 to November 30, 2010 (the "First Option Term").

Base Rent during the First Option Term. Base Rent during the First Option Term shall be Eighty-One Thousand Eight Hundred Thirty-Two Dollars ($81,832) per month.

Miscellaneous. This Memorandum, together with the Lease, contains all of the terms regarding the First Option Term. Any capitalized terms used but not defined in this Memorandum which are defined in the Lease shall have the meanings ascribed to them in the Lease. Except to the extent specifically set forth in this Memorandum, all terms and conditions of the Lease remain in full force and effect. This Memorandum is binding upon, and shall inure to the benefit of, Lessor and Lessee and their respective successors and assigns. Memorandum may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall comprise but a single instrument.

IN WITNESS WHEREOF, Lessor and Lessee have executed this Memorandum as of the date set forth above.

LESSOR:

ARDENWOOD, LLC,
a Delaware limited liability company

By: _____
Name: _____
Its: _____

LESSEE:

SCIENTIFIC TECHNOLOGIES
INCORPORATED,
an Oregon corporation

By: _____
Name: _____
Its: _____